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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of     March 28   , 2006.
                  --------------     --

 Commission File Number   033-74656-99
                        ----------------


                          WESTERN FOREST PRODUCTS INC.
                -----------------------------------------------
                (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
       ------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              WESTERN FOREST PRODUCTS INC.
                                        ----------------------------------------
                                                     (Registrant)


 Date     April 12, 2006                By       /s/ Paul Ireland
      -------------------------             ------------------------------------
                                                     (Signature)*
                                                     Paul Ireland
                                                Chief Financial Officer

----------
 * Print the name and title under the signature of the signing officer.

                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         [WESTERN FOREST PRODUCTS LOGO]

                          WESTERN FOREST PRODUCTS INC.
                                 435 Trunk Road
                            Duncan, British Columbia
                                 Canada V9L 2P9
                             Telephone: 250 748 3711
                             Facsimile: 250 748 6045


                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                   TSX: WEF



                WESTERN FOREST PRODUCTS ANNOUNCES Q4 2005 RESULTS

MARCH 28, 2006 -- DUNCAN, BRITISH COLUMBIA. Western Forest Products Inc. (TSX:
WEF) today announced its results for the fourth quarter and year ended December 31, 2005. The Company will host a teleconference call on Thursday, March 30, 2006 at 10:00 a.m. PST (1:00 p.m. EST) on the Company's results. (See below for details on participation).

During the fourth quarter of 2005, the Company announced a number of significant strategic initiatives that are designed to improve its competitive position in the industry and build value for shareholders.

                                Q4 2005 OVERVIEW

--------------------------------------------------------------------------------

o Announced a definitive agreement to acquire Cascadia Forest Products Ltd., a significant coastal lumber producer with 3.6 million cubic metres of annual allowable cut under crown tenures, for approximately $120 million plus net working capital. Acquisition financing was secured from a $295 million fully underwritten equity rights offering. Also secured $308 million of new long-term debt facilities to redeem the Company's existing issue of US$221 million of senior secured bonds and a restated revolving credit facility.

o Announced the acquisition of the Englewood Logging Division, formerly owned by Canfor Corporation, that includes 945,000 cubic metres of annual allowable cut under TFL 37 on Vancouver Island.

o Announced the closure of the 275,000 tonne NBSK Squamish pulp mill in March 2006 and the decision to exit the softwood pulp business.

o EBITDA for the solid wood segment improved to negative $0.8 million compared to negative $8.1 million in the third quarter and negative $10.3 million in the fourth quarter of 2004, primarily due to reduced logging costs.

o Operating loss for the quarter of $84.5 million includes non-recurring charges totaling $71.4 million (non-cash write-downs of $47.6 million, and severance and other costs of $23.8 million) relating to the closure of the Squamish pulp mill.

--------------------------------------------------------------------------------

Commenting on the quarter, Reynold Hert, President and CEO noted, "The fourth quarter marked a milestone for Western. Over the course of 2005, we had been working on the implementation of our business strategy, and we believe the initiatives announced represent the foundation upon which we can build a globally competitive, softwood lumber company based on our high quality fibre basket on the B.C. Coast. As we bring together the three businesses of Western, Cascadia and Englewood, we will be seeking to realize approximately $70 million of annual synergies within 48 months to create significant value for our shareholders and the recapitalization of our balance sheet provides us the necessary liquidity and the window of time to make the structural changes required. Notwithstanding that, we will be moving quickly to reduce costs and create a streamlined and efficient business with the assets acquired..." He further added, "Our results for the fourth quarter principally reflect our strategic decision to exit a pulp business that had long been an underperforming segment for the Company".

Subsequent Events

Subsequent to the quarter end, the equity rights offering for 178.8 million subscription receipts closed on March 9, 2006 for cash proceeds of $295 million that were placed in escrow. Tricap Management Limited purchased the 58 million subscription receipts not acquired under the equity rights offering. The proceeds from the equity rights offering will be released from escrow to Western upon the closing of the acquisition of Cascadia, which is expected to take place in April, 2006 upon receipt of regulatory approvals. Proceeds surplus to the funds required for the Cascadia acquisition will be applied to reduce the revolving credit facility and contribute to cash on hand.

The Company's US$221 million 15% Secured Bonds were redeemed on March 10, 2006 from the proceeds of the two new long-term debt facilities totaling C$308 million. The facilities also provided approximately $13 million of funding that was applied to reduce the revolving credit facility.

On March 17, 2006 Western closed the acquisition of the Englewood Logging Division and also entered into a long-term fibre supply agreement for residual wood chips and pulp logs. Western received $35 million cash on closing in the form of a price premium prepayment on future chip deliveries. These funds were also applied to reduce the revolving credit facility.

                                    *********
WESTERN FOREST PRODUCTS
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 20 countries worldwide. Following the acquisition of Tree Farm License 37 and Western's previously announced acquisition of Cascadia Forest Products Ltd. which is subject to regulatory approval and expected to close in April of 2006, Western expects to be the largest

Coastal woodland operator and lumber producer with an AAC of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. The Company exited the softwood pulp business with the closure of the Squamish pulp mill on March 9, 2006.

FORWARD LOOKING STATEMENTS
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form, under the "Risk Factors" section of Western's Form 20-F/A and under the "Risk Factors" section of the final prospectus identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

TELECONFERENCE CALL NOTIFICATION: THURSDAY, MARCH 30, 2006 AT
10:00 A.M. PST/1:00 P.M. EST
On Thursday, March 30, 2006, Western Forest Products Inc. will host a teleconference call at 10:00 a.m. PST (1:00 p.m. EST). To participate in the teleconference please dial 1-866-249-1964 in Canada and the U.S. (toll free) and in Toronto or Internationally, 416-644-3416 before 10:00 a.m. PST (1:00 p.m.
EST). This call will be taped, available one hour after the teleconference, and on replay until April 13, 2006. To hear a complete replay, please call 1-877-289-8525 in Canada and the U.S. (toll free), Passcode 21180839# or in Toronto and Internationally, 416-640-1917, Passcode 21180839#. This call will also be webcast from Western's website at www.westernforest.com.


CONTACTS:
For further information, please contact:

REYNOLD HERT (250) 715-2207               PAUL IRELAND (250) 715-2209
PRESIDENT & CEO                           CFO

[WESTERN FOREST PRODUCTS - LOGO]

WESTERN FOREST PRODUCTS INC. - 2005 FOURTH QUARTER REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our"), on a consolidated basis, for our fourth quarter ended December 31, 2005 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our unaudited consolidated financial statements and related notes thereto, for the fourth quarter and year ended December 31, 2005, and our audited consolidated financial statements and management's discussion and analysis ("MD&A") for the period from July 28, 2004 to December 31, 2004 (the "2004 Annual Report") which are filed on SEDAR at [www.sedar.com] under our Company's name.

We acquired the solid wood and pulp business of Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") on July 27, 2004 in connection with the implementation of the Predecessor's Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization under the Canada Business Corporations Act (the "Plan"). This discussion and analysis also compares our results for the year ended December 31, 2005 with the pro forma combined results of the Company and our Predecessor for the year ended December 31, 2004. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in note 1 of our unaudited consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from those applied by our Predecessor. Accordingly, the discussion and analysis of our results of operations for 2005 compared to our Pro forma results for 2004 should be reviewed with caution.

Unless otherwise noted, the information in this discussion and analysis is updated to March 27, 2006. All financial references are in Canadian dollars unless otherwise noted.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER AND YEAR

                              Three Months      Three Months       Three Months
                                 Ended             Ended              Ended            Year Ended       Year Ended
                              December 31,      September 30,      December 31,        December 31,    December 31,
   (millions of dollars           2005              2005               2004               2005             2004
except per share amounts)       Company            Company          Company(1)          Company        Pro forma(1)
---------------------------------------------------------------------------------------------------------------------
Sales                         $   161.0        $      156.7       $      165.8      $      666.8       $    759.8
Countervailing &              $    (6.0)       $       (8.3)      $       (9.2)     $      (36.4)      $    (45.1)
anti-dumping duties
EBITDA(2)                     $    (7.1)       $      (15.7)      $      (15.8)     $      (16.4)      $     64.3
Write-down of property,       $   (70.8)       $        5.9       $        -        $      (73.4)      $      -
plant and equipment and
operating restructuring
costs
Operating earnings (loss)     $   (84.5)       $      (14.9)      $      (24.5)     $     (118.0)      $     17.1
Interest expense              $   (11.8)       $      (11.5)      $      (11.2)     $      (47.1)      $    (91.3)
Foreign exchange gain         $    (0.1)       $       13.3       $       12.6      $        8.3       $      3.2
(loss) on long-term debt
Net loss attributable to      $   (84.6)       $      (12.5)      $      (19.6)     $     (139.6)      $   (104.4)
common shares
---------------------------------------------------------------------------------------------------------------------
Per share:
Basic                         $    (3.30)      $       (0.49)     $       (0.76)    $       (5.45)     $    n/a
Diluted                       $    (3.30)      $       (0.49)     $       (0.76)    $       (5.45)     $    n/a
---------------------------------------------------------------------------------------------------------------------
Cash flow from Operations     $   (11.0)       $       17.8       $      (17.8)     $        6.2       $    n/a
---------------------------------------------------------------------------------------------------------------------

(1) Year ended December 31, 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31,2004.

(2)  Non-GAAP measure -- see page 9 for a discussion of EBITDA.

WESTERN FOREST PRODUCTS INC.           2              2005 FOURTH QUARTER REPORT

OVERVIEW

Western is in the process of transition as it implements its strategy of building a margin focused lumber business located on the coast of British Columbia of sufficient size to compete in global softwood lumber markets. During the fourth quarter the Company announced its strategic decision to focus on the lumber business and exit the pulp business with the closure of the Squamish pulp mill. The Company also announced the proposed acquisitions of Cascadia Forest Products Ltd. ("Cascadia") and the Englewood Logging Division, formerly owned by Canfor Corporation. These proposed acquisitions are key steps in our strategy and will increase our access to high quality Crown-owned coastal timber, and increase our lumber production capacity.

Since announcing the proposed acquisition of Cascadia on November 10, 2005 we have made progress in raising the financing for the transaction and the refinancing of our US$221 million 15% Secured Bonds. We filed a Final Prospectus dated January 31, 2006 with respect to a rights offering to all shareholders that has raised $295 million. The proceeds will be used to fund the proposed acquisition of Cascadia, pay down the revolving credit facilities and provide additional working capital. We will receive the funds on closing the acquisition of Cascadia, which is expected in April, 2006 on receipt of regulatory approvals. We also redeemed our US$221 million 15% Secured Bonds on March 10, 2006 with the proceeds of two term loans of US$187.5 million and C$90 million obtained from the Brookfield Bridge Lending Fund.

The acquisition of the Englewood Logging Division that was announced on December 15, 2005 closed on March 17, 2006, other than certain private lands that should be transferred to us on receipt of consent from the Minister of Forests and Range. The Division's main asset is Tree Farm Licence 37 ("TFL 37") that is located on the north end of Vancouver Island close to our existing operations and those of Cascadia. TFL 37 currently has an Allowable Annual Cut ("AAC") of approximately 945,000 cubic metres and is expected to generate annual synergies of approximately $6 million within 48 months when fully integrated with our existing operations. TFL 37 is currently under a Timber Supply Review that may result in its AAC being reduced in 2006. The $45 million cost of the acquisition will be paid as a set-off against part of the consideration to be received from entering a long-term agreement to supply a partnership of Canadian Forest Products Ltd. and Oji Paper Canada Ltd. with residual wood chips and pulp logs. We also received $35 million cash on the execution of that agreement on March 17, 2006.

Operating results excluding unusual items improved in the fourth quarter of 2005 compared to both the third quarter of 2005 and the fourth quarter of 2004 primarily due to lower logging costs. EBITDA for the fourth quarter of 2005 of negative $7.1 million compares to negative $15.7 million in the third quarter and negative $15.8 million in the fourth quarter of 2004.

The net loss for the fourth quarter of 2005 was $84.6 million ($3.30 per share) compared to a net loss of $12.5 million ($0.49 per share) in the third quarter of 2005 and a net loss of $19.6 million ($0.76 per share) in the fourth quarter of 2004. The results for the quarter reflect the impact of the closure of the Squamish pulp mill with production ending on January 26, 2006. The Company recorded a charge in the quarter of $71.4 million in connection with the closure including $47.6 million with respect to the write-down of property, plant and equipment and associated supplies inventories and $23.8 million for severance, environmental and other costs.

The Company used $11.0 million of cash during the quarter to fund our operations compared to using $17.8 million in the fourth quarter of 2004 and an inflow of $17.8 million in the third quarter of 2005. The use of funds in the fourth quarter of 2005 does not reflect any interest on our US$221 million 15% Secured Bonds as the $20 million interest payment for the second half of 2005 was not due until January, 2006. For the comparable period of 2004 the interest was paid in December. The positive cash flow in the third quarter of 2005 results from lower inventories and receivables caused by the curtailment of operations due to market conditions.

WESTERN FOREST PRODUCTS INC.           3              2005 FOURTH QUARTER REPORT


Fourth Quarter Results Compared to the Third Quarter of 2005
------------------------------------------------------------

The following table and discussion indicates the major factors impacting EBITDA for the current quarter compared to EBITDA as reported in the previous quarter (EBITDA for the comparative period has been restated to exclude operating restructuring items):


(millions of dollars)
------------------------------------------------------------------------------
EBITDA for the three months ended September 30, 2005, as              $  (9.8)
previously  reported
Items now excluded from EBITDA:
    Gain on termination of saw-log agreement in Q3                      (13.1)
    Silvertree severance costs in Q3                                      7.2
                                                                   -----------
EBITDA for the three months ended September 30, 2005, as                (15.7)
redefined
Lower production costs                                                    7.2
Lower lumber prices realised                                             (4.0)
Higher log and pulp prices realised                                       2.4
Change in mix of lumber and logs sold                                     1.6
Higher log and lumber sales offset by lower pulp sales                    2.0
Lower by-product revenues                                                (2.3)
Lower anti-dumping and countervail duty                                   2.5
Other                                                                    (0.8)
                                                                   -----------
EBITDA for the three months ended December 31, 2005                $     (7.1)
                                                                   ===========

Results in the fourth quarter were primarily influenced by lower logging costs. Logging production resumed to more normal levels in the fourth quarter following the down time taken in the summer with a reduction in the expense for shutdown costs compared to the third quarter. Stumpage rates also decreased both in absolute terms and as a result of harvesting less cedar in the quarter.

Decreases in actual prices realised for lumber were more than offset by higher volumes of lumber and log sales, higher log and pulp prices and the change in the mix of lumber to more high-value cedar and hemlock products and less fir. This was offset to some extent by the sale of a lower log value mix.

Results for the quarter also benefited from the reduction in the anti-dumping and countervail duty deposit rates that were announced by the United States Department of Commerce effective from December 12, 2005 from a combined total of 20.15% to 10.81%.

Fourth Quarter Results Compared to the Fourth Quarter of 2004
-------------------------------------------------------------


The following table and discussion indicates the major factors impacting EBITDA for the current quarter compared to EBITDA as reported in the fourth quarter of 2004:


(millions of dollars)
-----------------------------------------------------------------------------
EBITDA for the three months ended December 31, 2004              $    (15.8)
Lower pulp log inventory write-downs                                    7.4
Lower costs, primarily logging                                          7.3
Lower lumber prices realised                                           (5.5)
Lower log prices realised                                              (3.9)
Change in mix of lumber and logs sold                                   8.1
Impact of foreign exchange rates                                       (1.0)
Lower by-product revenues                                              (2.1)
Other                                                                  (1.6)
                                                                -------------
EBITDA for the three months ended December 31, 2005              $     (7.1)
                                                                =============

The results for the fourth quarter of 2005 improved compared to the same period in 2004 primarily due to lower logging costs and the impact of changes in pulp log inventories. During 2004, pulp log inventories increased from approximately 78,000 cubic metres at the end of the third quarter to 189,000 cubic metres at the end of the fourth quarter. This resulted in the lower of cost and market reserves taken and charged to earnings of $6.6 million in the fourth quarter as compared to a reduction in the reserve of $0.8 million in the fourth quarter of 2005. Stumpage and royalty rates also decreased between the two quarters as a result of declining log prices and the impact of log mix. This was partially offset by higher costs, particularly for fuel and transportation

WESTERN FOREST PRODUCTS INC.           4              2005 FOURTH QUARTER REPORT

Lower lumber and log prices and the impact of the stronger Canadian dollar were largely offset by a shift in the sales mix towards more high value cedar and hemlock lumber products and higher value logs as a percentage of the total compared to the same period in 2004.

SOLID WOOD SEGMENT

                                         Three Months     Three Months    Three Months
(millions of dollars except where           Ended           Ended           Ended         Year Ended      Year Ended
                noted)                   December 31,    September 30,    December 31,    December 31,    December 31,
                                             2005             2005            2004            2005            2004
                                           Company           Company        Company          Company      Pro forma (1)
------------------------------------------------------------------------------------------------------------------------
Lumber sales                              $      91.3      $   88.2         $   87.8         $    384.3      $   412.2
Log sales                                        25.5          22.2             27.7               91.9          140.5
By-product sales                                  3.6           5.9              5.7               23.6           25.6
                                       ---------------------------------------------------------------------------------
                                          $     120.4      $  116.3         $  121.2         $    499.8      $   578.3
                                       =================================================================================

EBITDA                                    $      (0.8)     $   (8.1)        $  (10.3)        $      4.3      $    75.0
EBITDA margin                                    (0.7%)        (7.0%)           (8.5%)              0.9%          13.0%
Operating earnings (loss)                 $      (6.1)     $   (6.7)        $  (18.6)        $    (23.3)     $    34.1

Total assets employed                     $     499.2      $  546.3         $  594.0         $    499.2      $   594.0

Lumber production -- millions of                127            150             158                648            679
board feet
Lumber sales - millions of board feet           166            165             158                669            669

Log production -- thousands of cubic            822            465             896              2,933          3,925
metres
Log purchases - thousands of cubic               87            147             144                626          1,167
metres
Log sales - thousands of cubic metres           212            172             236                763          1,197
Internal Log consumption - thousands            590            719             768              3,028          3,379
of cubic metres

Average lumber sales revenue per          $     549        $   535          $  557           $    574        $   616
thousand board feet
Average log sales revenue per cubic       $     120        $   129          $  118           $    120        $   117
metre

(1) Year ended December 31, 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31, 2004.

The solid wood segment had an operating loss of $6.1 million in the quarter compared to an operating loss of $6.7 million in the third quarter of 2005 and an operating loss of $18.6 million in the fourth quarter of 2004. EBITDA for the solid wood segment was negative $0.8 million in the fourth quarter compared to negative $8.1 million in the third quarter and negative $10.3 million in the fourth quarter of 2004. The fourth quarter of 2004 was negatively impacted by the changes in the provision for the lower of cost and market pulp log inventories as discussed in the comparison of EBITDA above.

Lumber sales of 166 million board feet in the quarter were comparable to the previous quarter and approximately 5% higher than the same period in 2004. Lumber production of 127 million board feet was approximately 15% lower than the previous quarter and 20% lower than the same period of 2004 as we managed our lumber inventories down with an extended shut down at the Ladysmith sawmill and the closure of the Silvertree sawmill and curtailment of the Saltair sawmill both as of October 28, 2005. In total there were 74 fewer shifts worked in the fourth quarter compared to the previous quarter and 122 fewer shifts in the comparative period of 2004. We will increase the number of shifts, including moving to three shifts per day at certain sawmills, as markets and log supply dictate. Sales of by-products were lower in the fourth quarter of 2005 compared to the third quarter of 2005 and the fourth quarter of 2004 as a result of the lower sawmill production.

Log production of 0.822 million cubic metres in the quarter compares to 0.465 million cubic metres in the third quarter and 0.896 million cubic metres in the comparable period of 2004. The increase in production compared to the third quarter reflects the resumption to normal logging levels following the previously announced downtime taken at the logging operations during the summer to reduce log inventories. The higher log production during the quarter also resulted in higher external log sales compared to the previous quarter. Log sales in the quarter were lower compared to the same period of 2004 as it included pulp logs sold to the Port Alice mill prior to its closure in October, 2004. Average log prices realised during the quarter decreased to $120 per cubic metre compared to $129 per cubic metre in the previous quarter primarily due to the mix of logs sold.

During the quarter we were notified that we had been selected as a mandatory respondent in the anti-dumping duty third administrative review of certain softwood lumber products from Canada. We were selected, along with seven other companies, under the United States Department of Commerce's ("USDOC") new "probability proportional to size"

WESTERN FOREST PRODUCTS INC.           5              2005 FOURTH QUARTER REPORT

sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. We are currently posting anti-dumping duty deposits at the "all others" rate of 2.11% on the value of our lumber shipments to the United States. Following the third review, we will post anti-dumping duties at a "company specific" rate that will be determined for us as a result of this review. We do not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second administrative review determinations announced in 2005.

PULP SEGMENT

As announced on December 15, 2005 the Company has decided to exit the Pulp Segment and close its Squamish pulp mill. The last production shift was completed on January 26, 2006 and most of the workforce completed their employment on March 9, 2006. The Company is evaluating possible future uses for the site. Commencing with the first quarter of 2006, the Pulp Segment will be classified as a discontinued operation.

                               Three Months        Three Months     Three Months          Year             Year
                                  Ended               Ended            Ended              Ended            Ended
  (millions of dollars          December 31,       September 30,     December 31,      December 31,    December 31,
  except where noted)               2005               2005              2004              2005            2004
                                  Company            Company           Company           Company        Pro forma(1)
--------------------------------------------------------------------------------------------------------------------
Sales                           $     40.6         $     40.4        $    44.6         $   167.0       $     181.5
EBITDA                          $     (1.8)        $     (4.2)       $    (1.8)        $    (4.8)      $       0.3
EBITDA margin                         (4.4%)            (10.4%)           (4.0%)            (2.9%)             0.2%
Operating earnings              $    (73.9)        $     (4.8)       $    (2.2)        $   (78.8)      $      (6.0)
(loss)

Total assets employed           $     37.2         $     82.2        $    84.6         $    37.2       $      84.6

Pulp production                       71                 69               73               279               266
-thousands of tonnes
Pulp sales -thousands                 69                 71               74               275               262
of tonnes

Average pulp revenue            $    582           $    573          $   601           $   606         $     693
per tonne
Average pulp price              $    600           $    587          $   600           $   612         $     626
delivered to Northern
Europe -- (US$ per
tonne)(2)

Average pulp price              $    702           $    712          $   753           $   742         $     816
delivered to Northern
Europe -- (C$
equivalent per tonne)(2)

(1) Year ended December 31, 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to December 31, 2004.

(2) Benchmark prices sourced from Resource Information Systems, Inc. Canadian equivalent translated at average exchange rate for the period.

The operating loss from the pulp segment during the quarter of $73.9 million reflects the charges associated with the closure of the pulp mill of $71.4 million and compares to a loss of $4.8 million in the third quarter of 2005 and a loss of $2.2 million in the comparative quarter of 2004. EBITDA for the pulp segment in the quarter was negative $1.8 million compared to negative $4.2 million in the third quarter and negative $1.8 million in fourth quarter of 2004. The improvement in the results for the quarter compared to the third quarter is primarily attributable to lower fibre costs as a result of the purchase of lower cost pulp chips from the interior of British Columbia.

In addition to the charges related to the closure discussed above, the Company expects to expense a further $4.5 million in the first quarter of 2006 for contract termination and other costs. The Company will also incur ongoing costs for supervision, security, property taxes and other costs (including demolition costs less any recoveries for asset sales, if the Company decides to remove certain plant and equipment) in 2006 and future years depending on the Company's plans for the site. These costs will be expensed as incurred.

OTHER CORPORATE ITEMS

Interest expense increased to $11.8 million in the quarter from $11.5 million in the third quarter and $11.2 million in the fourth quarter of 2004 primarily as a result of fluctuations in the Canadian dollar. The Company recorded a foreign exchange loss in the quarter of $0.1 million on the translation of its US dollar denominated secured bonds compared to a gain recorded in the third quarter of $13.3 million and a gain of $12.6 million in the fourth quarter of 2004.

We recorded an income tax recovery in the fourth quarter of 2005 of $10.6 million with respect to the draw down of future income taxes payable in a subsidiary of the Company.

WESTERN FOREST PRODUCTS INC.           6              2005 FOURTH QUARTER REPORT

CHANGES IN FINANCIAL POSITION AND LIQUIDITY

                                 Three Months        Three Months     Three Months          Year             Year
                                    Ended               Ended            Ended              Ended            Ended
  (millions of dollars            December 31,       September 30,     December 31,      December 31,    December 31,
  except where noted)                 2005               2005              2004              2005            2004
                                    Company            Company           Company           Company        Pro forma(1)
-------------------------------------------------------------------------------------------------------------------
Cash flow from                $      (11.0)      $        17.8       $       (17.8)      $  6.2       $     (24.3)
operations
Additions to property,        $       (2.1)      $        (3.7)      $        (1.4)      $ (9.2)      $      (8.8)
plant and equipment
Additions to capitalized      $        2.1       $        (3.3)      $        (3.0)      $ (9.1)      $     (27.4)
roads
Change in bank                $       (0.7)      $        (7.0)      $        24.2       $ (6.6)      $      47.7
indebtedness
Total liquidity (2)           $       54.5       $        71.3       $        20.9       $ 54.5       $      20.9
Financial ratios:
Current assets to                      1.28                1.67                1.76         1.28              1.76
current liabilities
Debt to shareholders                   4.21                2.29                1.78         4.21              1.78
equity
Debt to market                         9.1                 6.24                2.61         9.1               2.61
capitalization


(1) Year ended December 31, 2004 represents the results of our Predecessor for the period from January 1, 2004 to July 27, 2004 added to the Company's results for the period from July 28, 2004 to September 30, 2004.

(2) Total liquidity comprises cash, restricted cash and available credit under the Company's operating line.

Cash flow from operations in the quarter of negative $11.0 million compares to positive cash flow of $17.8 million in the third quarter and negative $17.8 in the fourth quarter of 2004. Cash flow from operations in each period benefited from the reduction in net working capital due to the timing of cash flows and planned reductions in logging and lumber inventories. Net working capital in the fourth quarter of 2005 also benefited from the timing of the semi-annual payment of the interest on the Company's 15% Secured Bonds being paid in January 2006 instead of December 2005.

Cash flow from operations before the non-cash changes in working capital items was negative $42.0 million in the quarter compared to negative $33.3 million in the third quarter and negative $28.2 million in the fourth quarter of 2004. The fourth quarter of 2005 includes $23.8 million with respect to severance and other charges resulting from the closure of the Squamish pulp mill. These amounts are included in accounts payable and accrued liabilities at December 31, 2005.

Additions to property, plant and equipment during the quarter of $2.1 million primarily relate to sawmill improvements. Total expenditures on logging roads were $5.2 million in the quarter compared to $6.5 million in the third quarter. The Company reclassified certain costs that had been previously capitalized and as a result recorded a net decrease in road costs capitalized in the quarter of $2.1 million.

During the quarter the Company withdrew $40 million from the working capital reserve account to fund operations and the semi-annual interest payable with respect to the second half of 2005 on the US$221 million 15% Secured Bonds that was paid in full on January 3, 2006.

At December 31, 2005 the Company had a cash balance of $29.6 million, the working capital reserve of $8.9 million and available credit of $16.0 million under its revolving credit facility to meet its operational requirements. As noted above, on January 3, 2006 the Company paid $20.0 from this cash balance with respect to interest due on its 15% Secured Bonds. On March 10, 2006 the Company completed its previously announced redemption of its Secured Bonds including paying all accrued interest thereon. The total redemption amount of US$252.5 million (Cdn$293.3 million), including accrued interest, was funded from the proceeds of the new US$187.5 million and C$90 million term loans obtained from the Brookfield Bridge Lending Fund that were also drawn on March 10, 2006. The new loan facilities provided approximately $13 million of additional working capital to the Company. In addition, the closing of the acquisition of the Englewood Logging Division and the execution of the long-term fibre supply arrangement with the Partnership resulted in the Company receiving $35 million cash on March 17, 2006 which has been applied against the Company's revolving line of credit. Approximately $17 million will be required in the short-term to fund severance and other obligations with respect to the closure of the Squamish pulp mill.

In addition to the above noted debt restructuring, the Company completed its rights offering to all shareholders on March 9, 2006. The rights holders and Tricap Management Limited, through its standby commitment, paid $295 million for subscription receipts that will be exchangeable into common shares (subject to a change of control exchange limitation) upon the completion of the proposed acquisition of Cascadia. The proceeds will be used to fund the proposed acquisition of Cascadia, pay down the revolving credit facilities of both Western and Cascadia and contribute to working capital. Following the closing the Company estimates that it should have availability under its amended revolving credit facility in the range of $110-$120 million and unrestricted cash in the range of $30-$40 million, depending on working capital movements and operating results until closing.

WESTERN FOREST PRODUCTS INC.           7              2005 FOURTH QUARTER REPORT

SELECTED QUARTERLY INFORMATION

To assist shareholders and other readers in understanding our business, we have included as Appendix A to the MD&A a table of the financial results and operating data for the Company and its Predecessor for the last eight quarters. Note that in the case of the Predecessor the amounts shown do not extend beyond the operating earnings (loss) level as a comparison of items below that level is not meaningful as a result of the Predecessor's different capital structure.

In a normal operating year, there is some seasonality to the Company's operations with higher activity in the second and third quarters as construction activity, particularly in the U.S., tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

RISKS AND UNCERTAINTIES

Our business is subject to a number of risks and uncertainties which are described in this quarterly report, our 2004 Annual Report, Annual Information Form, Form 20-F/A filed with the US Securities and Exchange Commission and our Final Prospectus dated January 31, 2006. A key risk and uncertainty that we have been facing is our cash flow and liquidity position. As a result of the continuing strength of the Canadian dollar, the softwood lumber dispute, current market conditions and our current capital and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt service obligations and to fund the capital requirements and structural changes of our business.

The Company incurred a net loss for the year ended December 31, 2005 of $139.6 million and at December 31, 2005, has an accumulated deficit of $145.1 million. Included in the net loss for the year ended December 31, 2005 is $73.4 million in write-downs of assets and operating restructuring costs related to the pulp mill and sawmill closures and $7.4 million for operating losses of the pulp mill which was closed permanently in early 2006.

As at December 31, 2005, we had approximately $319.3 million of indebtedness outstanding comprised of our Secured Bonds and Revolving Credit Facility. Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including exchange rate and lumber prices, all of which are beyond our control. At December 31, 2005, the Company had cash, restricted cash and available lines of credit totaling $54.5 million to fund future operations.

In response to the losses incurred during 2005, the Company closed and consolidated certain of its operations so as to lower its cost structure and improve future operating results. In addition, the Company has entered into an agreement to acquire Cascadia. The Company is financing the proposed acquisition and raising additional working capital through an equity rights offering and a refinancing of its long-term debt and bank indebtedness. Closing of the Cascadia acquisition is dependent on receiving approvals from certain governmental authorities.

Market conditions including foreign exchange rates, prices for its products and other factors will have a significant impact on the ability of the Company to improve financial performance over the next fiscal year. In addition to market conditions, future profitable operations on a long-term basis are also dependent on the Company's ability to successfully integrate its operations with Cascadia's operations and realize significant synergies that we believe should help reposition the Company to successfully compete in global softwood markets. The Company anticipates that the governmental approvals will be received in April of 2006 and the Cascadia acquisition will close and the proceeds of the rights offering will be released at that time. In the event that market conditions are not favourable and the acquisition of Cascadia and related financings does not close, the Company will need to consider other strategic alternatives to finance and maintain its operations.

For a full discussion of the risks and uncertainties which affect our business please see our 2004 Annual Report, Annual Information Form, Form 20-F/A and our Final Rights Offering Prospectus dated January 31, 2006 which are available on Sedar at www.sedar.com. Any of the risks and uncertainties described in this quarterly report and in the above noted documents could have a material adverse affect on our operations and financial conditions and cash flow and should be carefully considered in evaluating our business.

MEASUREMENT UNCERTAINTY

The Company reviews the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. During the third quarter, as a result of continued losses by the Company, the potential impact of its restructuring activities and the potential impact on operations

WESTERN FOREST PRODUCTS INC.           8              2005 FOURTH QUARTER REPORT

of a weaker U.S. dollar and reduced lumber and pulp prices in the market, the Company commenced an impairment review of all of its long-lived assets.

The impairment review was performed by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets. Key assumptions in performing this review included lumber prices, pulp prices and the U.S. dollar exchange rate. Other significant assumptions include the useful life of the assets (for example, curtailment decisions) and the effect of the ongoing softwood lumber dispute with the U.S. In determining the appropriate assumptions we have analyzed external data, including RISI, and sought advice from advisors.

Following the strategic decision to exit the pulp business and close the Squamish pulp mill the Company reviewed the carrying amounts for these operations and the estimated costs to exit the business. On the basis of this review the Company took a fourth quarter charge of $71.4 million including $47.6 million to write-down the property, plant and equipment and related supplies inventories to their estimated recoverable amount. Environmental remediation and other costs are primarily based on the preliminary findings of work performed by consultants. Actual costs may be significantly different once investigative drilling and other planned analysis is completed.

With respect to the Solid Wood segment, we closed our Silvertree sawmill in October and recorded an impairment charge of $8.5 million in the second quarter of 2005. On the basis of the findings of the impairment review of the Solid Wood segment, we do not consider that any further write down of these assets is necessary at December 31, 2005.

Given the inherent imprecision of impairment testing and the sensitivity of results to the key assumptions used, it is possible that changes in future conditions may lead management to use different assumptions in the future which could require a material change in the carrying values of its long-lived assets.

OUTLOOK AND STRATEGY

The results for the quarter continue to demonstrate the need for us to pursue our strategy of leading the consolidation of the BC coastal lumber industry. Costs must be reduced through rationalisation, productivity improvements and a more integrated approach to the business. The proposed acquisition of Cascadia and the acquisition of the Englewood Logging Division together with the recapitalisation of the Company should, over time, better enable us to make these structural changes. The acquisition of Cascadia is subject to regulatory review and we are working to provide the government agencies with the information they require and expect the transaction to close during April, 2006.

As previously disclosed, we are looking for opportunities to realize additional value through the sale of our 29,000 hectares of private timberlands. We have applied to the BC Ministry of Forests and Range to remove these lands from their associated Tree Farm Licenses and have engaged an advisor to assist us with the sales process. Proceeds from any sale would predominantly be used first to pay down the $90 million Canadian term loan facility and thereafter the US dollar term loan facility, subject to any funds retained and deposited in the working capital reserve, all in accordance with the terms of these new facilities.

The strength of the Canadian dollar continues to be a concern. Although the acquisition of Cascadia is expected to reduce the percentage of our sales denominated in US dollars from over 60% to approximately 49%, our results will continue to be significantly impacted by fluctuations in the value of the dollar, particularly if they occur over short periods of time. We estimate that a 1% change in the value of the Canadian dollar per US$1.00 will impact operating earnings by approximately $6 million on a post acquisition basis.

The volume of logs currently available on the Vancouver log market is at unusually low levels even when considering normal seasonal fluctuations. This has been caused by a number of factors including low log and lumber prices in the fourth quarter of 2005 that have resulted in most logging operators avoiding building inventories heading into the traditional winter slow down. Cedar log and lumber prices have recovered in the first quarter of 2006, however many of the major logging operations have been prevented from significantly increasing cedar output due to heavy snow pack preventing access to higher elevations. Conversely, even though customer demand for hemlock lumber is consistent it has not translated into appreciably stronger pricing. We have the ability to increase our logging production to some extent as we move further into the spring however the future availability of logs to purchase on the market is unknown and is very dependent on log prices and speculative considerations.

The mild winter in North America has resulted in higher levels of construction activity and demand for dimension lumber products than would normally be expected at this time of the year. However, this increased activity has only caused a modest price increase which is affecting the log market as described above. The advance in the construction cycle is expected to result in prices remaining flat in the second quarter as the market assesses supply and demand trends.

WESTERN FOREST PRODUCTS INC.           9              2005 FOURTH QUARTER REPORT


Demand for Western Red Cedar is seasonal with higher demand in the spring as sales of decking and outdoor furniture increase. The mild winter has brought that demand forward resulting in higher demand and prices, particularly compared to the weak prices in the same period in 2005. Demand and prices are anticipated to fall off in the second half of 2006 as this seasonal demand slows down.

Prices have increased in the Japanese market over the past two months by approximately 3-5% on average in US$ terms. Prices are expected to remain firm through the first half of 2006 as a result of supply constraints, particularly from Russia and Europe due to the impacts of a particularly severe winter and Russian lumber being diverted to the Chinese market. Overall, housing starts are expected to be below 2005's level.

OUTSTANDING SHARE DATA

As of March 27, 2006, 25,631,795 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common Shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common Shares for issuance upon the exercise of options granted under our incentive stock option plan. As of March 19, 2006 we have granted 399,590 options under our incentive stock option plan. The Company completed its rights offering of subscription receipts to all shareholders on March 9, 2006 raising $295.0 million. On March 16, 2006, 178.8 million subscription receipts were issued and, on the closing of the proposed acquisition of Cascadia, will be automatically exchanged for an equivalent number of common shares and the funds released to the Company. The exchange is subject to a restriction in the event that it would result in a holder or group of holders exercising control or direction over 50% or more of the common shares. See note 6(a) to the (Unaudited) Interim Consolidated Financial Statements for additional information.

OTHER MATTERS

Other than as described in this quarterly report, there has been no change to the information provided in our MD&A for the period from July 28, 2004 to December 31, 2004, dated March 24, 2005 ("2004 Annual MD&A") in respect of the following items: Contractual Obligations (other than ordinary course), Financial Instruments, Off-balance Sheet Arrangements, Transactions with Related Parties, Critical Accounting Estimates, Changes in Accounting Policy and Risks and Uncertainties. Please see our 2004 Annual MD&A for information on these items.

Additional information about the Company, including our Annual Information Form is available at [www.sedar.com] under the Company name, Western Forest Products Inc. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at [www.sedar.com] under the Predecessor's name, Doman Industries Limited.

                       On behalf of the Board of Directors


John MacIntyre                          Reynold Hert
Chairman                                President and Chief Executive Officer


Duncan, BC
March  27, 2005

Note:

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA is defined as operating earnings (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment and operating restructuring items. We use EBITDA as a benchmark measurement of our own operating results, and as a benchmark relative to our competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not actual cash costs, and vary widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. Further, operating restructuring costs are not expected to occur on a regular basis and may make comparisons of our operating results between periods more difficult. We also believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

WESTERN FOREST PRODUCTS INC.           10             2005 FOURTH QUARTER REPORT

EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect our net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by us may differ from EBITDA as calculated by other companies.

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. THOSE STATEMENTS AND INFORMATION APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS AND INFORMATION REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS AND INFORMATION MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "ANTICIPATES", "PLAN", "INTEND", "BELIEVE", "WILL", "SHOULD", "MAY" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS OR INFORMATION AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS, INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS OR INFORMATION. THE INFORMATION CONTAINED UNDER THE "RISK FACTORS" SECTION IN OUR ANNUAL INFORMATION FORM, UNDER THE "RISK FACTORS" SECTION OF OUR FORM 20-F/A AND UNDER THE "RISK FACTORS" SECTION OF OUR FINAL PROSPECTUS DATED JANUARY 31, 2006 IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS OR INFORMATION ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.

WESTERN FOREST PRODUCTS INC.           11             2005 FOURTH QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS -- APPENDIX A

SUMMARY OF SELECTED RESULTS FOR THE LAST EIGHT QUARTERS

SELECTED FINANCIAL INFORMATION
(millions of Canadian dollars except per unit sales price and per share amounts unless noted otherwise)


                                                                               QUARTER
                                   -----------------------------------------------------------------------------------------------
                                                   2005                             2004                       2004
                                   ----------------------------------------  ------------------ ----------------------------------
                                   4th        3rd         2nd       1st        4th       3rd        3rd        2nd         1st
                                   ----------------------------------------  ------------------ ----------------------------------
                                                                                    (July 28   (July 1
                                                                                   - Sept 30    - July 27
                                   ----------------------------------------- -------- --------------------------------------------
                                                       Company                       Predecessor (restated for sale of Port
                                                                                     Alice pulp mill in May, 2004)
                                   ----------------------------------------  ------------------ ----------------------------------
AVERAGE EXCHANGE RATE -- CDN $     $ 1.1703   $  1.2122  $ 1.2411   $ 1.2259 $  1.2219   $ 1.3227   $ 1.3338   $ 1.3489   $ 1.3190
TO PURCHASE ONE U.S. $
NET SALES
    Lumber                         $   91.3   $  88.2    $ 107.5    $  97.3  $  87.8     $ 85.5     $  21.4    $  116.4   $  101.1
    Logs                               25.5      22.2       26.0       18.2     27.7       31.8        13.5        53.4       14.1
    By-Products                         3.6       5.9        7.0        7.1      5.7        5.2         2.9         6.5        5.3
                                   ----------------------------------------  ------------------     ------------------------------
    Solid wood segment                120.4     116.3      140.5      122.6    121.2      122.5        37.8       176.3      120.5
    Pulp segment                       40.6      40.4       45.9       40.1     44.6       35.8         6.4        52.2       42.5
                                   ----------------------------------------  ------------------     ------------------------------
                                   $  161.0   $ 156.7    $ 186.4    $ 162.7  $ 165.8     $158.3     $  44.2    $  228.5   $  163.0
                                   ========================================  ==================     ==============================
LUMBER
    Lumber production --               127        150        186       185       158       132          59         175         155
    millions of board feet
    Lumber sales-- millions of         166        165        176       162       158       135          30         171         175
    board feet
LOGGING
    Log production -- thousands        822        465      1,148       498       896       681         421       1,158         769
    of cubic metres
    Log purchases -- thousands          87        147        192       200       144       231          81         395         316
    of cubic metres
    Log sales-- thousands of           212        172        213       166       236       291         120         449         100
    cubic metres
    Internal Log consumption -         590        719        844       875       768       605         261         936         809
    thousands of cubic metres
NBSK PULP
    Pulp production-- thousands         71         69         72        67        73        46          11          72          64
    of tonnes
    Pulp sales-- thousands of           69         71         73        62        74        52           9          66          61
    tonnes
SALES PRICES
    Lumber -- per thousand board   $   549    $   535    $   612    $  599   $   557     $ 633      $  712     $   681    $    577
    feet
    Logs -- per cubic metre        $   120    $   129    $   122    $  110   $   117     $ 109      $  113     $   119    $    141
    Pulp -- per tonne              $   582    $   573    $   624    $  651   $   601     $ 694      $  734     $   797    $    697
EBITDA
    Solid wood segment             $   (0.8)  $  (8.1)   $   2.2    $  11.0  $ (10.3)    $ 19.7     $ 10.9     $  37.0    $   17.7
    Pulp segment                       (1.8)     (4.2)      (0.7)       1.9     (1.8)       0.5      (10.7)       12.2         0.1
    General corporate                  (4.5)     (3.4)      (3.8)      (4.2)    (3.7)      (2.4)      (0.7)       (2.1)       (2.1)
                                   ----------------------------------------  ------------------     ------------------------------
                                   $   (7.1)  $ (15.7)      (2.3)   $   8.7    (15.8)    $ 17.8     $ (0.5)    $  47.1    $   15.7
                                   ========================================  ==================     ==============================
NET EARNINGS (LOSS)                $  (84.6)  $ (12.5)   $ (37.2)   $  (5.3) $ (19.6)    $ 14.1
NET EARNINGS LOSS PER SHARE --     $   (3.30) $  (0.49)  $  (1.45)  $  (0.21)$  (0.76)   $  0.55
BASIC AND DILUTED


RECONCILIATION OF EBITDA TO NET EARNINGS (LOSS)

EBITDA                             $   (7.1)  $ (15.7)   $  (2.3)    $  8.7 $  (15.8)    $ 17.8    $ (0.5)     $  47.1     $  15.7
   Amortization of property,           (6.6)     (5.1)     (10.3)      (6.2)    (8.7)     (5.5)      (4.4)       (17.1)      (11.5)
   plant and equipment
   Restructuring and other items      (70.8)      5.9       (8.5)       -         -         -           -          -          -
   Interest expense                   (11.8)    (11.5)     (12.0)     (11.8)    (11.2)     (8.6)     (8.7)       (31.5)      (28.9)
   Foreign exchange gain (loss)        (0.1)     13.3       (3.3)      (1.6)     12.6      14.8       0.6        (16.1)      (11.0)
   on translation of long-term
   debt
   Other income / expense               1.2       0.8       (0.4)       5.8        -       (0.1)     (5.5)        (0.4)        0.1
   Financial restructuring costs        -                                          -         -       (3.1)        (5.0)       (3.3)
   Income taxes                        10.6      (0.2)      (0.3)      (0.3)      3.5      (4.3)      0.7         (0.4)       (0.3)
   Net loss from discontinued           -                    -           -         -         -       (1.6)        (5.7)       (5.1)
   operations
   Provision for preferred              -                    -           -         -         -       (0.4)        (1.2)       (1.2)
   dividends
                                   ---------------------------------------  ------------------      -------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE   $  (84.6)  $ (12.5)   $ (37.2) $  (5.3)  $  (19.6)    $ 14.1     $(22.9)    $ (30.3)      $(45.6)
TO COMMON SHARES
                                   =======================================  ==================      ===============================

WESTERN FOREST PRODUCTS INC.           12             2005 FOURTH QUARTER REPORT



CONSOLIDATED BALANCE SHEETS
(Expressed in millions of Canadian dollars)

----------------------------------------------------------------------------------------------------------------
                                                                          December 31, 2005   December 31, 2004
                                                                        ----------------------------------------
                                                                                (Unaudited)      (Audited)
ASSETS
Current assets
Cash                                                                          $       29.6          $       5.0
Accounts receivable                                                                   71.6                 78.0
Inventory                                                                            126.1                176.7
Restricted cash (note 5)                                                               8.9                  2.9
Prepaid expenses                                                                       5.5                  5.2
                                                                        ----------------------------------------
                                                                                     241.7                267.8
Restricted assets (note 5)                                                             -                   21.5
Investments                                                                            7.2                  7.1
Property, plant and equipment                                                        323.7                395.6
Other assets                                                                           2.6                  1.4
                                                                        ----------------------------------------
                                                                                $    575.2            $   693.4
                                                                        ========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Revolving credit facility (note 4)                                             $      71.4            $    78.1
Accounts payable and accrued liabilities                                             117.4                 72.2
                                                                        ----------------------------------------
                                                                                     188.8                150.3
Long-term debt (note 5)                                                              247.9                253.5
Future income taxes                                                                    -                   10.5
Other liabilities                                                                     28.0                 29.4
                                                                        ----------------------------------------
                                                                                     464.7                443.7
Shareholders' equity
Common shares                                                                        255.2                255.2
Contributed surplus                                                                    0.4                  -
Deficit                                                                             (145.1)                (5.5)
                                                                        ----------------------------------------
                                                                                     110.5                249.7
                                                                        ----------------------------------------
                                                                                 $   575.2            $   693.4
                                                                        ========================================

Commitments and contingencies (note 6)
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Reynold Hert" Director

"John MacIntyre" Director

WESTERN FOREST PRODUCTS INC.           13             2005 FOURTH QUARTER REPORT




CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in millions of Canadian dollars, except for share and per share amounts)


                                                    October 1 to    October 1 to    January 1 to     July 28 to     January 1 to
                                                    December 31,    December 31,    December 31,    December 31,      July 27,
                                                        2005           2004            2005           2004              2004
                                                      Company         Company        Company         Company        Predecessor
                                                   -------------------------------------------------------------------------------
Sales                                                   $  161.0      $  165.8        $  666.8       $  324.1        $   435.7

Cost and expenses
Cost of goods sold                                         139.5         150.9           560.5          263.9            308.0
Anti-dumping and countervailing duties                       6.0           9.2            36.4           21.1             24.0
Freight expenses                                            16.5          16.0            63.1           27.9             30.4
Selling and administration                                   6.1           5.5            23.2            9.2             11.0
Amortization of property, plant and equipment                6.6           8.7            28.2           14.2             33.0
                                                   -------------------------------------------------------------------------------
                                                           174.7         190.3           711.4          336.3            406.4
                                                   -------------------------------------------------------------------------------

Operating earnings (loss) before write-down of
property, plant and equipment and operating                (13.7)        (24.5)          (44.6)         (12.2)            29.3
restructuring items

Write-down of property, plant and equipment and
operating restructuring items (note 10)                    (70.8)          -             (73.4)           -                 -
                                                   -------------------------------------------------------------------------------

Operating earnings (loss)                                  (84.5)        (24.5)         (118.0)         (12.2)            29.3

Interest expense                                           (11.8)        (11.2)          (47.1)         (19.9)           (71.4)
Foreign exchange gain (loss) on long-term debt              (0.1)         12.6             8.3           27.4            (24.2)
Other income / expense                                       1.2           -               7.3           (0.1)            (5.9)
Financial restructuring costs                                -             -               -              -              (11.4)
                                                   -------------------------------------------------------------------------------
Loss before income taxes                                   (95.2)        (23.1)         (149.5)          (4.7)           (83.6)
Income tax recovery (expense)                               10.6           3.5             9.9           (0.8)            (0.1)
                                                   -------------------------------------------------------------------------------
Net loss from continuing operations                        (84.6)        (19.6)         (139.6)          (5.5)           (83.7)
Net loss from discontinued operations                        -             -               -              -              (12.4)
                                                   -------------------------------------------------------------------------------
Net loss                                                $  (84.6)     $  (19.6)      $  (139.6)     $     (5.5)     $    (96.1)
                                                   ===============================================================================

Loss per share:

Basic                                                   $   (3.30)   $    (0.76)     $    (5.45)    $     (0.21)    $     (2.33)

Diluted                                                 $   (3.30)   $    (0.76)     $    (5.45)    $     (0.21)    $     (2.33)

Weighted average number of common and non-voting           25,632         25,635         25,632          25,635          42,481
shares outstanding (thousands of shares)
Provision for dividends on preferred shares for         $      -     $       -       $      -       $       -       $     (2.8)
loss per share calculations


See accompanying notes to the consolidated financial statements

WESTERN FOREST PRODUCTS INC.           14             2005 FOURTH QUARTER REPORT


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in millions of Canadian dollars)

                                                    October 1 to    October 1 to    January 1 to     July 28 to     January 1 to
                                                    December 31,    December 31,    December 31,    December 31,      July 27,
                                                        2005           2004            2005           2004              2004

                                                      Company         Company        Company         Company        Predecessor
                                                   -------------------------------------------------------------------------------
                                                    ----------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
Net loss from continuing operations                    $   (84.6)     $   (19.6)     $  (139.6)      $    (5.5)     $   (83.7)
Items not involving cash:
Amortization of property, plant and equipment                6.6            8.7           28.2            14.2           33.0
Write-down of property, plant and equipment                 36.8            -             45.3             -              -
Write-down of supplies inventory                            10.8                          10.8             -              -
Amortization of deferred charges                             0.1            0.1            0.3             0.2            2.3
Foreign currency translation (gain) loss                     0.1          (12.6)          (8.3)          (27.5)          24.2
Accretion of debt discount                                   0.7            1.1            2.7             1.1            -
(Gain) loss on property, plant and equipment                 0.1            -            (12.7)            -              0.5
disposals
Future income taxes                                        (10.5)          (3.9)         (10.5)            -              -
Other                                                       (2.1)          (2.0)          (1.1)           (1.8)          (0.2)
                                                    ----------------------------------------------------------------------------
                                                           (42.0)         (28.2)         (84.9)          (19.3)         (23.9)
                                                    ----------------------------------------------------------------------------
Changes in non-cash working capital items:
Accounts receivable                                        (14.6)          14.6            6.4            (0.9)         (14.2)
Inventory                                                   13.4           10.3           39.8             8.9          (51.7)
Prepaid expenses                                             3.2            3.0           (0.3)            3.3           (4.0)
Accounts payable and accrued liabilities                    29.0          (17.5)          45.2           (16.1)          95.9
                                                    ----------------------------------------------------------------------------
                                                            31.0           10.4           91.1            (4.8)          26.0
                                                    ----------------------------------------------------------------------------
Cash provided (used) by continuing operations              (11.0)         (17.8)           6.2           (24.1)           2.1
Cash used by discontinued operations                         -              -              -               -             (2.3)
                                                    ----------------------------------------------------------------------------
                                                           (11.0)         (17.8)           6.2           (24.1)          (0.2)
                                                    ----------------------------------------------------------------------------
Investing activities:

Additions to property, plant and equipment                  (2.1)          (1.4)          (9.2)           (5.3)          (3.5)
Additions to capitalized roads                               2.1           (3.0)          (9.1)           (6.3)         (21.1)
Disposals of property, plant and equipment                  (0.3)           2.9           29.4             2.9            1.1
Restricted cash                                             39.6           (2.9)          (6.0)           (2.9)           -
Bill 28 take back proceeds and infrastructure                -              -             21.5             -              -
advance (note 6(c))
Other                                                       (1.9)          (0.4)          (1.5)           (0.4)           1.2
                                                    ----------------------------------------------------------------------------
                                                            37.4           (4.8)         (25.0)          (12.0)         (22.3)
                                                    ----------------------------------------------------------------------------
Financing activities:
Revolving credit facility                                   (0.7)          24.2           (6.7)           28.4           19.3
                                                    ----------------------------------------------------------------------------
                                                            (0.7)          24.2           (6.7)           28.4           19.3
                                                    ----------------------------------------------------------------------------
Increase (decrease) in cash                                 25.7            1.6           24.6            (7.7)          (3.2)
Cash, beginning of period                                    3.9            3.4            5.0            12.7           15.9
                                                    ----------------------------------------------------------------------------
Cash, end of period                                    $    29.6      $     5.0      $    29.6       $     5.0      $    12.7
                                                    ============================================================================

See accompanying notes to the consolidated financial statements

WESTERN FOREST PRODUCTS INC.           15             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)

1.    BASIS OF PRESENTATION

      Western Forest Products Inc.'s (the "Company") business is timber harvesting and lumber manufacturing for worldwide markets. The Company has historically also carried on pulp operations consisting of producing and marketing pulp. As discussed in note 10, the Company is exiting the pulp business.

      The Company acquired all of its operating assets from Doman Industries Limited and certain of it subsidiaries ("Doman" or the "Predecessor") on July 27, 2004. For a full discussion of the Company's acquisition of Doman's assets and Doman's reorganization, please see the Company's annual information form filed on Sedar at www.sedar.com.

      The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that it does not reflect the effects of the financial reorganization or the application of its accounting described in the Company's 2004 annual report.

      The Company has incurred a net loss for the year ended December 31, 2005 of $139.6 million and at December 31, 2005, has an accumulated deficit of $145.1 million. Included in the net loss for the year ended December 31, 2005 is $73.4 million in write-downs of assets and restructuring costs related to pulp mill and sawmill closures and $7.4 million for operating losses of the pulp mill which will be closed permanently in early 2006 (note 10). At December 31, 2005, the Company has cash, restricted cash and available lines of credit totaling $54.5 million to fund future operations.

      In response to the losses that were being incurred during 2005, the Company closed and consolidated certain of its operations so as to lower its cost structure and improve future operating results. In addition, the Company has entered into an agreement to acquire Cascadia Forest Products Ltd. ("Cascadia" (note 6(a)). The Company is financing the proposed acquisition and raising additional working capital through an equity rights offering and a refinancing of its long-term debt and revolving credit facility. Closing of the Cascadia acquisition is dependent on receiving approvals from certain governmental authorities.

      Market conditions including foreign exchange rates, prices for its products and other factors will have a significant impact on the ability of the Company to improve financial performance over the next fiscal year. In addition to market conditions, future profitable operations on a long-term basis are also dependent on the Company's ability to successfully integrate its operations with Cascadia's operations and realize significant synergies that should help reposition the Company to successfully compete in global softwood markets. The Company anticipates that the governmental approvals will be received in April of 2006 and the various agreements for the acquisition, the equity rights offering and revolving credit facility will close at that time. In the event that market conditions are not favourable and the acquisition of Cascadia and related financings does not close, the Company will need to consider other strategic alternatives to finance and maintain its operations.

2.   SIGNIFICANT ACCOUNTING POLICIES

      These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's consolidated financial statements as at December 31, 2004 and for the period from July 28, 2004 to December 31, 2004.

3.   ADOPTION OF NEW ACCOUNTING POLICY

      The Canadian Institute of Chartered Accountants Accounting Guideline 15 "Consolidation of Variable Interest Entities" is effective for fiscal years commencing after November 1, 2004. The Guideline provides criteria for identifying Variable Interest Entities and their consolidation. The Company has determined that the Guideline does not materially impact the Company's Interim Consolidated Financial Statements.

WESTERN FOREST PRODUCTS INC.           16             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)

4.    REVOLVING CREDIT FACILITY

      On July 27, 2004 the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100.0 million.

      At December 31, 2005, of the $91.2 million of the facility that was available to the Company, $71.4 million had been drawn down and $3.8 million was used to support standby letters of credit leaving a balance of $16.0 million available for future use.

5.    LONG-TERM DEBT

      On July 27, 2004 the Company issued US$221.0 million of 15% Secured Bonds due in 2009 for proceeds of US$210.0 million. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 4). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of: 2005 -- 107.50%; 2006 -- 105.50%; 2007 -- 103.50%; 2008 --
      101.50%) and (ii) any accrued and unpaid interest.

      The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. On March 24, 2005, the Company established a working capital reserve account as defined in the Bond Indenture with a permissible ceiling of up to $50.0 million. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At December 31, 2005 the balance in the working capital reserve account was $8.9 million. On March 10, 2006, the Company redeemed the Secured Bonds in full together with all accrued interest (note 6(a)).

6.    COMMITMENTS AND CONTINGENCIES

      (a)    ACQUISITION OF CASCADIA FOREST PRODUCTS LTD. AND ASSOCIATED
             FINANCINGS

      On November 10, 2005 the Company reached a definitive agreement to acquire Cascadia Forest Products Ltd. ("Cascadia") from Brookfield Asset Management Inc. ("BAM"), for approximately $120 million, subject to certain closing adjustments plus Cascadia's net working capital, all payable in cash on closing. Financing for the transaction has been secured from Tricap Management Inc. ("Tricap"), which has provided both equity and debt financing sufficient to fund the acquisition of Cascadia, refinance the Company's existing 15% senior secured bonds and provide additional working capital. The acquisition is expected to close in April of 2006, subject to the receipt of regulatory approvals. Tricap is related to the Company by virtue of its 20.05% ownership of the Company's Common Shares. BAM is related to the Company by virtue of its voting arrangements with Tricap.

      The equity financing will raise a total of $295.0 million by way of a rights offering of 178.8 million subscription receipts to all shareholders pursuant to a final prospectus dated January 31, 2006. Under the terms of the rights offering common shareholders received one right for each Common Share enabling them to subscribe for 6.975 subscription receipts of the Company with each subscription receipt representing the right to receive one Common Share at a price of $1.65 per subscription receipt. The rights were listed for trading on the Toronto Stock Exchange and were exercisable until March 9, 2006. The subscription receipts were listed for trading on the Toronto Stock Exchange on March 10, 2006.

      Pursuant to the terms of a standby agreement with the Company, Tricap purchased 51 million common share subscription receipts that had not been purchased by other rights holders under the rights offering at a price of $1.65 per subscription receipt.

WESTERN FOREST PRODUCTS INC.           17             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)

      At the time of closing the acquisition of Cascadia, each subscription receipt will be automatically exchanged for one Western Common Share unless such exchange would result in the holder or group of holders beneficially owning, or exercising control or direction over, 50% or more of the Common Shares. Under such circumstances the Company would permit the exchange of only that portion of the subscription receipts that would result in the holder or group of holders beneficially owning, or exercising control or direction over, 49% or more of the Common Shares. The remaining subscription receipts would be converted to a new class of non-voting shares once the creation of such class had been authorized by the Company's shareholders at the next Annual General Meeting.

      The debt financing consists of two secured term facilities, a four-year US$187.5 million facility, and a one-year Canadian $90.0 million facility, which may be extended for a second year at the Company's option. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%.

      The proceeds from the two term facilities were used to redeem the Company's existing US$221.0 million 15% senior secured notes on March 10, 2006.

      In addition to the above financings, the current revolving credit lender to the Company and Cascadia has agreed to maintain its existing working capital facilities in the aggregate amount of $200.0 million. The lender has also agreed to amend certain of the terms of the credit facilities that will result in an increase in the availability under the facilities.

      (b)    THE FORESTRY REVITALIZATION PLAN

      Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown. In January 2005, pursuant to terms of the settlement framework agreement negotiated in late 2004, the Company received $16.5 million in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licenses. Under this agreement, the Company also received an advance payment of $5.0 million towards compensation for improvements the Company made to Crown land in the take-back areas ($4.0 million was recorded as a reduction in capitalized roads and $1.0 million has been recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

      Negotiations in 2006 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventory. Included in other income for the year ended December 31, 2005 is $4.6 million for reimbursements agreed to date with the Provincial Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the Provincial Government. The final settlement agreement is expected to be reached on the remaining outstanding items in 2006.

      (c)    SOFTWOOD LUMBER DUTIES

      The Company has recorded countervailing and anti-dumping duties assessed on Canadian softwood lumber exports to the United States totaling $6.0 million for the fourth quarter of 2005. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the United States, until December 31, 2005, total US$104.2 million.

      On April 26, 2005 the Company was notified by the United States Department of Commerce ("USDOC") that it was not entitled to use the reduced "all others rate" for anti-dumping duty deposits of 3.78% unless it filed a changed circumstances review request with the USDOC to confirm that it is the successor in interest to our Predecessor. The Company subsequently filed an application for an expedited changed circumstances review and received a positive ruling from the US Department of Commerce confirming we are entitled to use the "all others rate" of 3.78% effective from August 19, 2005. For the period from April 26, 2005 to August 19, 2005 the Company posted anti-dumping deposits at the higher rate of 11.54%.

WESTERN FOREST PRODUCTS INC.           18             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)


      Effective December 12, 2005, the USDOC implemented new deposit rates based on its second Administrative review period (April 1, 2003 to March 31, 2004 for the countervailing duty case; and May 1, 2003 to April 30, 2004 for the antidumping duty case) and reduced the CVD deposit rate to 8.70% and the all others antidumping rate to 2.11%. At the date of this report the Company's combined deposit rate is 10.81% (2004 - 21.21%).

      During the quarter the Company was notified that it had been selected as a mandatory respondent in the anti-dumping duty third administrative review of certain softwood lumber products from Canada. The Company was selected, along with seven other companies, under the USDOC new "probability proportional to size" sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. The Company is currently posting anti-dumping duty deposits at the "all others" rate of 2.11% on the value of our lumber shipments to the United States. Following the third review, the Company will post anti-dumping duties at a "company specific" rate that will be determined for us as a result of this review. The Company does not expect to receive the final results of the USDOC third review until December 2006, consistent with the timing of the USDOC second administrative review determinations announced in 2005.

      The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute and have appealed the US decisions to NAFTA panels and the WTO.

      A NAFTA Panel has ruled that the US authorities have not been able to provide the NAFTA Panel with substantive evidence to support their ruling of "threat of injury". The NAFTA Panel requested that they reverse their ruling on "threat of injury" with which they reluctantly complied. US interests appealed this ruling to an Extraordinary Challenge Committee ("ECC") Panel. On August 10, 2005 the ECC Panel upheld this finding by the NAFTA Panel. However, the US authorities have not complied with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

      The final amount of countervailing and anti-dumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete, including appeals. A fuller discussion of the softwood lumber duty issue can be found in our 2004 Annual Report, 2004 Annual Information Form and Form 20-F/A, or in our final prospectus dated January 31, 2006.

      (d)    LITIGATION AND CLAIMS

      In the normal course of its business activities, the Company may be subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

      A lumber broker for our Predecessor, commenced an action in New York in 2001 alleging that our Predecessor was in breach of U.S. anti-trust legislation. The court dismissed the complaint however, the lumber broker is appealing the decision. Management believes the claim is without merit and will vigorously defend it.

7.    SEGMENTED INFORMATION

      The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations. On December 15, 2005, the Company announced it was exiting the pulp segment and closing its pulp mill (note 10 (a)). Sales to other segment are accounted for at prices which approximate market value.

WESTERN FOREST PRODUCTS INC.           19             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)

                                                                       Quarter ended December 31, 2005
                                                             ----------------------------------------------------
                                                             Solid wood     Pulp      Corporate        Total
      -----------------------------------------------------------------------------------------------------------
      Sales to external customers                            $   120.4       40.6           -           161.0
      Sales to other segment                                 $     6.4        -             -             6.4
      Operating Loss                                         $    (6.1)     (73.9)        (4.5)         (84.5)
      Amortization of property, plant and equipment          $    (5.9)      (0.7)          -            (6.6)
      Write-down of property, plant and equipment and        $     0.6      (71.4)          -           (70.8)
      other restructuring items
      Capital expenditures                                   $     -          -             -             -


                                                                        Year ended December 31, 2005
                                                             ----------------------------------------------------
                                                             Solid wood     Pulp      Corporate        Total
      -----------------------------------------------------------------------------------------------------------
      Sales to external customers                             $  499.8      167.0          -           666.8
      Sales to other segment                                  $   27.5        -            -            27.5
      Operating Loss                                          $  (23.3)     (78.8)       (15.9)       (118.0)
      Amortization of property, plant and equipment           $  (25.6)      (2.6)         -           (28.2)
      Write-down of property, plant and equipment and         $   (2.0)     (71.4)         -           (73.4)
      other restructuring items
      Capital expenditures                                    $  (17.9)      (0.4)         -           (18.3)

8.    PENSION EXPENSE

      The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average earnings. The Company also has health care plans covering certain hourly and retired salaried employees. The Company recorded expense of $0.9 million in the three months ended December 31, 2005 with respect to these defined benefit plans and a further $2.5 million with respect to the contributions to the hourly paid employee union pension plans ($3.5 million and $9.4 million, respectively for the year to date).

9.    FINANCIAL INSTRUMENTS

      The Company has significant exposures to individual customers including one customer which comprised 12% of the Company's sales for the twelve months ended December 31, 2005. The accounts receivable balance from the same customer comprised 26% of the Company's outstanding receivables at December 31, 2005 and was insured through the Export Development Corporation as to approximately 87% of the balance outstanding. The Company's general practice is to make sales on a cash basis, without credit terms, or to insure them for 90% of their sales value with the Export Development Corporation.

10.   WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND OPERATING RESTRUCTURING
      ITEMS

                                                        October 1, to  January 1, to
                                                         December 31,   December 31,
                                                             2005           2005
                                                       ------------------------------
              Closure of Squamish pulp mill (a):
              Write-down of supplies inventory         $       10.8  $        10.8
              Write-down of property, plant and                36.8           36.8
              equipment
              Severance and other                              23.8           23.8
                                                       ------------------------------
                                                               71.4           71.4
                                                       ------------------------------
              Closure of Silvertree sawmill (b):
              Write-down of property, plant and                 -              8.5
              equipment
              Severance and other                              (0.6)           6.6
                                                       ------------------------------
                                                               (0.6)          15.1
                                                       ------------------------------
              Gain on termination of saw log supply             -            (13.1)
              agreement (c)
                                                       ------------------------------
                                                       $       70.8   $       73.4
                                                       ==============================

      (a) On December 15, 2005 the Company announced the closure of its Squamish, BC pulp mill. The Company wrote down the pulp mill to its estimated recoverable value and recorded a charge of $10.8 million on parts and supplies inventory and $36.6 million on property, plant and equipment and recorded an additional charge of $23.8 million with respect to severance and other costs associated with the closure of the pulp mill. At December 31, 2005, $23.8 million is included in accounts payable and accrued liabilities. In addition to the above, the Company will record a charge of approximately $4.5

WESTERN FOREST PRODUCTS INC.           20             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)

            million in the first quarter of 2006 with respect to the cancellation of certain long-term contracts as a result of the closure. The Company will also incur ongoing costs for supervision, security, property taxes and other costs (including demolition costs less any recoveries for asset sales, if the Company decides to remove certain plant and equipment) in 2006 and future years depending on the Company's plans for the plant site (note 11). These costs will be expensed as incurred.

      (b) On August 4, 2005 the Company announced the restructuring of its sawmill operations. The Silvertree sawmill was closed at the end of October, and the buildings will be dismantled and production transferred to other facilities. The Company wrote down the Silvertree sawmill to its estimated recoverable value and took a charge of $8.5 million and recorded an additional charge of $6.6 million with respect to severance associated with the closure of the Silvertree sawmill. The Company sold the site subsequent to the year end for $13.5 million with final proceeds and closing subject to completion of environmental remediation.

      (c) The Company terminated its saw-log supply arrangement with TimberWest Forest Corp in September 2005 and received cash proceeds of $15.0 million which were deposited into the Working Capital Reserve account. The company recorded a gain of $13.1 million on the termination.

11.   MEASUREMENT UNCERTAINTY

      The Company reviews the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. During the year, as a result of continued losses by the Company, the potential impact of its restructuring activities and the potential impact on operations of a weaker U.S. dollar and reduced lumber and pulp prices in the market, the Company commenced an impairment review of all of its long-lived assets.

      The impairment review was performed by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets. Key assumptions in performing this review include lumber prices, pulp prices and the U.S. dollar exchange rate. Other significant assumptions include the useful life of the assets (for example, curtailment decisions) and the effect of the ongoing softwood lumber dispute with the U.S. In determining the appropriate assumptions we have analyzed external data, including RISI, and sought advice from external advisors.

      Following the strategic decision to exit the pulp business and close the Squamish pulp mill the Company reviewed the carrying amounts for the operations and the estimated costs to exit the business. On the basis of this review the Company took a fourth quarter charge of $71.4 million including $47.6 million to write-down the property, plant and equipment and related supplies inventory to their estimated recoverable amounts. Environmental remediation and other costs are primarily based on the preliminary findings of work performed by external consultants. Actual costs may be significantly different once investigative drilling and other planned analysis is completed.

      With respect to the solid wood segment, the Company closed its Silvertree sawmill in October and recorded an impairment charge of $8.5 million in the second quarter. On the basis of the findings of the impairment review of the Solid Wood segment, the Company does not consider that any further write down of these assets is necessary at December 31, 2005.

      Given the inherent imprecision of such impairment testing and the sensitivity of results to the key assumptions used, it is possible that changes in future conditions may lead management to use different assumptions in the future which could require a material change in the carrying values of its long-lived assets.

12.   SUBSEQUENT EVENTS

      On March 17, 2006 the Company closed its previously announced acquisition of the assets of the Englewood Logging Division, from a partnership between Canadian Forest Products Ltd. and Oji Paper Canada Ltd. ("the Partnership"), for $45.0 million plus closing adjustments of approximately $2.7 million. The acquisition comprises Tree Farm License 37 which currently has an annual allowable timber cut of approximately 945,000 cubic meters and includes approximately 6,800 hectares of fee simple lands, existing capital improvements, equipment and railway rolling stock. Transfer of the fee simple lands within Tree farm License 37 is postponed

WESTERN FOREST PRODUCTS INC.           21             2005 FOURTH QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in millions of Canadian dollars)

      pending receipt of a required consent of the Minister of Forests and Range and until that time the Company may harvest timber on such lands under contract with the landowner. The Company has assumed certain contracts and offered employment to all of the employees but has not assumed any other material pre-closing liabilities relating to the assets. The Company has granted a first charge over the acquired assets to secure obligations to the Partnership.

      On March 17, 2006, the Company also executed a 40 year fibre supply agreement with the Partnership. As consideration for entering the fibre supply agreement, the Company will receive a price premium that will be earned as wood chips are delivered under the agreement. A$35.0 million non-refundable prepayment of the price premium was received on March 17, 2006 and applied to reduce the amount drawn under the Company's revolving line of credit. A further $45 million price premium will be set-off against the consideration due on the acquisition of the Englewood Logging Division. The Company will record the price premium as deferred revenue and amortize it into income over the term of the agreement.

WESTERN FOREST PRODUCTS INC.           22             2005 FOURTH QUARTER REPORT






                        [WESTERN FOREST PRODUCTS - LOGO]

             Head Office
           435 Trunk Road
     Duncan, British Columbia               FINANCIAL STATEMENTS ON THE INTERNET
           Canada V9L 2P9                          www.westernforest.com
           (250) 748-3711                              www.sedar.com
        Fax: (250) 748-6045
  E-mail: info@westernforest.com